June 8, 2007

Mr. Daniel Gordon

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:	SL Green Realty Corp.
Form 10-K for the year ended December 31, 2006
Filed 02/28/07
File No. 001-13199

Dear Mr. Gordon:

We are transmitting for filing SL Green Realty Corp.’s, which we refer to as the “Company,” “we,” “our,” or “us,”responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Gregory F. Hughes of the Company, dated May 10, 2007 (the “May 10 Letter”).

For convenience of reference, each Staff comment contained in the May 10 Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the May 10 Letter, and is followed by the corresponding response of the Company.  We have also provided a courtesy copy of this letter to Jessica Barberich.

Form 10-K for the year ended December 31, 2006

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 44

1.                                       We note that you have added back the entire amount of income allocated to minority interest in your FFO calculation.  We also note that you have not made an FFO adjustment for the minority interests.  Please tell us why you have not deducted the minority interest portion of each adjustment to FFO.

Response:

Minority interest represents the partnership interests in SL Green Operating Partnership, or SLGOP, which are not owned by us. Those interests are represented by units of limited partnership interest, or OP units, in SLGOP. The OP units are exchangeable on a one-for-one basis into our shares of common stock at the option of the holder, subject to certain conditions. We present FFO on a diluted basis. Since the shares are deemed to be exchanged and are included in the diluted share count, the minority interest is eliminated. The minority interest line includes minority interest in other partnerships. This is deducted in the FFO adjustment for unconsolidated joint ventures. We will clarify this disclosure in future filings.

Consolidated Statements of Income, page 51

2.                                       You disclose on page 33 that the “Preferred equity and investment income” line on your statement of income includes income earned on cash-on-hand and fee income received upon redemption of several investments.  Please tell us how you determined that it was appropriate to present this income as revenue.

Response:

Income earned on cash-on-hand was generated from interest income from cash in the money markets accounts.   We recognize that such amounts should be classified as non-operating income under S-X Rule 5-03, but we consider this amount to be immaterial in relation to total revenues (less than 2%).  In future filings, we will footnote the components which make up investment income.

Fee income primarily represents interest earned on structured finance investments, including equity kickers, exit fees, etc. which are recognized as a component of interest income in accordance with Statement of Financial Accounting Standard, or SFAS, No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.”

Note 2 — Significant Accounting Policies

Investment in Unconsolidated Joint Ventures, page 56

3.                                       You disclose that in all the joint ventures, the rights of the minority investor are both protective as well as participating, and that these rights preclude you from consolidating these investments, unless you are determined to be the primary beneficiary.  For your investments in unconsolidated joint ventures in which you own more than 50%, please provide us with a description of the special rights of the minority investors that preclude you from consolidating these investments and tell us how you determined that these rights were substantive.  Furthermore, please expand your disclosure in future filings regarding these rights.  For reference, please see EITF 96-16.

Response:

We have many joint ventures, some of which we consolidate and some of which we do not. We assess the accounting treatment for each joint venture on a stand-alone basis. This includes a review of each joint venture or partnership LLC agreement to determine which party has what rights and whether those rights are protective or participating under EITF 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity when the Limited Partners Have Certain Rights,” and EITF 96-16, “Investors Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholders Have Certain Approval or Veto Rights”. We consider the following voting decisions in our assessment:

•                  Purchase or sale of the property

•                  Refinancing of the debt

•                  Approval of annual budget

•                  Approval of lease agreements

We have a number of joint venture investments in which we have a greater than 50% legal interest, but which we do not consolidate. In all these cases our minority partner approves the annual budget, receives a detailed monthly reporting package from us, meets with us on a quarterly basis to review the results of the joint venture, reviews and approves the joint venture’s tax return before filing, and approves all leases that cover more than a nominal amount of space relative to the total rentable space at each property.

When determining whether participating rights are substantive, we place the most emphasis on the following two types of provisions within our joint venture agreements:

•                  Whether we are required to agree with our minority partners on the operating and capital budgets which allows us to operate the property in the normal course of business; and,

•                  Whether the execution, amendment or termination of leases in excess of a specified size, typically defined in the joint venture agreement as a “Major Lease,” requires unanimous approval by the Company and our joint venture partner.

•                  In each of the unconsolidated joint ventures, the threshold to execute, amend or terminate a Major Lease is set at such a nominal level in relation to total rentable space that a the majority of current leases and future available blocks of space would require that we seek joint venture partner approval.

Therefore, we concluded that for the joint ventures in which the rights of the minority investors include these provisions, such rights are participating, and preclude us from consolidating these joint venture investments.

At your request, we will expand our disclosures regarding these rights in future filings.

Note 3 — Property Acquisitions

2006 Acquisitions, page 61

4.                                       You disclose that you have been designated as the primary beneficiary of the 25 West 34th Street joint venture under FIN 46(R), “Consolidation of Variable Interest Entities,” and that you have consolidated the accounts of the joint venture.  You also disclose that effective December 2006, you deconsolidated 25 West 34th Street; please tell us your reasons for deconsolidating this property.

Response:

In July 2005, we entered into a 50/50 joint venture with Jeff Sutton to acquire the fee interests in 1551 and 1555 Broadway and 21 West 34th Street (the “1551/1555/21 West JV”), for an aggregate purchase price of $102.5 million, excluding closing costs.  Also, in January 2006, we, through a joint venture with Jeff Sutton, acquired the fee interests in three adjoining buildings at 25-27 and 29 West 34th Street (the “25/27/29 West JV”) for an aggregate purchase price of $30.0 million, excluding closing costs.  We own approximately 50% of the equity in each of the joint ventures.  We made loans to Jeff Sutton, or the Green Loans, to fund a portion of his equity in the 1551/1555/21 West JV and 25/27/29 West JV, respectively.  The Green Loans were secured by a pledge of Jeff Sutton’s partnership interest in the joint ventures and were cross-collateralized and cross-defaulted.  Since we funded the majority of Jeff Sutton’s portion of the purchase price in the venture, he had non-substantive equity in the venture.  At the time, we determined that this created a variable interest.

During the fourth quarter of 2006, a major lease was entered into at 21 West 34th Street and 25 West 34th Street with Apple Computer Inc.  As a result of this lease, the venture was able to refinance 21 West 34th Street and 25 West 34th Street together with a $100 million loan from a third party lender.  A portion of the loan proceeds were used to repay in full the Green Loans associated with those two properties.  Simultaneously, the Company and Jeff Sutton agreed to modify the remaining Green Loans such that going forward, collateral for the remaining Green Loans will consist solely of Jeff Sutton’s investment interests in 1551 and 1555 Broadway and 27 and 29 West 34th Street.  Since Jeff Sutton repaid his obligation to us and 21 West 34th Street and 25 West 34th Street were no longer collateral for the Green Loans we determined that our variable interest in 1551 and 1555 Broadway and 27 and 29 West 34th Street should be treated as distinct VIEs since these assets are essentially the only source of payment for the modified Green Loans should Jeff Sutton default.  The results of us applying the provisions of FIN 46 (R) resulted in us deconsolidating 21 West 34th Street and 25 West 34th Street and accounting for them using the equity method since we exercise significant influence, but do not control these properties.

5.                                       You disclose that in May 2005 you acquired a 10% interest in a joint venture that acquired a 670,000 square foot property located at 55 Corporate Drive, NJ.  You also disclose that the joint venture distributed out all the capital and preferred return to its majority partner and that as a result your interest increased from 10% to 50%.  Additionally, Gramercy, in which you have a 25% interest, acquired a 49.75% interest from the other partners.  Please clarify for us if you have consolidated this joint venture and how you determined the appropriate accounting; please provide us with a detailed analysis under the accounting guidance that you relied upon.

Response:

We acquired a 10% partnership interest in the joint venture that owned the property located at 55 Corporate Drive. We reviewed the joint venture agreement to determine the rights held by each party and whether those rights are protective or participating under EITF 04-5 and EITF 96-16. We concluded that these rights were protective in nature and that equity accounting was therefore appropriate. In May 2006, the joint venture was recapitalized. We, along with Gramercy, together as tenants-in-common, acquired the fee interest in 55 Corporate Drive. We also considered the provisions of Statement of Position 78-9, which discuss the accounting for undivided interests.  As each tenant in the tenancy has a direct divided interest in the asset, we have accounted for our investment in this asset using pro-rata consolidation.

Gramercy is a variable interest entity, but we are not the primary beneficiary. Due to the significant influence we have over Gramercy, we account for our investment under the equity method of accounting.

Note 6 — Investment in Unconsolidated Joint Ventures, page 65

6.                                       You disclose that you invested $109.5 million in 800 Third Avenue through the origination of a loan secured by up to 47% of the interests in the property’s ownership, with an option to convert the loan to an equity interest.  In this regard, it appears that you do not own any equity interests in this joint venture.  Please tell us how you determined that it was appropriate to account for this loan under the equity method.

Response:

During 2006, we agreed to make loans to certain members (the “Payee”) of 800 Third Avenue Associates, LLC (the “LLC”), a limited liability company which holds an interest in 800 Third Avenue (the “Property”).  Also, an amendment was made to the LLC operating agreement (the “Agreement”) whereby we were admitted as a non-managing member.  While the terms of the loan agreements (the “Loans”) provide that we shall receive monthly interest payments, the pay rate on the Loans exceeds the Property’s cash flows.  As such, the provisions of the Agreement stipulate that any and all distributions or other payments due and owing to the Payee from the Property’s cash flows shall be remitted to us.

When determining the appropriate accounting treatment of our investment in 800 Third Avenue, we looked to the provisions of AICPA Practice Bulletin 1, Accounting for ADC Arrangements, and EITF 86-21, Application of the AICPA Notice to Practitioners regarding Acquisition, Development, and Construction Arrangements to Acquisition of an Operating Property, which indicate that mortgage loans that in economic substance represent an investment in real estate or a joint venture shall be treated as interests in real estate for accounting purposes rather than as loans.

Gramercy Capital Corp., page 67

7.                                       You disclose that certain of your executive officers purchased from you shares of common stock of Gramercy issued to one of your subsidiaries as part of Gramercy’s initial capitalization prior to its initial public offering at the same price as the estimated fair value of such shares at the time of formation.  You also disclose that several months later Gramercy sold 12.5 million shares of common stock in its initial public offering at a price of $15.00 per share.  Please tell us the price per share and the number of shares purchased by your executive officers prior to the IPO of

Gramercy.  Please additionally tell us what consideration you gave to recording any discount from the IPO price given to the executive officers as compensation expense.

Response:

On April 12, 2004, SLG Founders LLC (“SLG Founders”), an indirect subsidiary of the Company, purchased 500,000 shares of common stock (the “Founders Shares”) of Gramercy Capital Corp. (“Gramercy”) for $200,000, or $0.40 per share, in connection with Gramercy’s initial capitalization (the “Initial Value”).  The Initial Value represented the estimated fair value of the Founders Shares at the time of Gramercy’s formation based on discussion and analyses with the Company’s financial advisors. Other factors that were taken into consideration in determining the Initial Value were the uncertainty as to whether the Gramercy initial public offering would be successful and that Gramercy would be able to operate as a mortgage REIT. In addition, Gramercy was an entity that had no operations, no assets, no credit facility, and no relationships with borrowers/originators prior to its IPO. The only assets held by SLG Founders were the Founders Shares.

On April 20, 2004, SLGOP, the sole member of SLG Founders and an indirect subsidiary of the Company, sold 38% of its interest in SLG Founders to Graybar Management Shares LLC (“Graybar”) for a purchase price of $76,000 (or $0.40 per Founders Share).  The purchase price for this interest was based on the Initial Value.  Graybar was formed on April 20, 2004 by Stephen L. Green, the chairman of our board of directors, Marc Holliday, our chief executive officer, Andrew Mathias, our president and chief investment officer, and Andrew S. Levine, our chief legal officer and general counsel (collectively, the “Graybar Members”), for the sole purpose of acquiring the 38% interest in SLG Founders from SLGOP.  Each of the Graybar Members made capital contributions to Graybar on the formation date in the following manner: Stephen L. Green ($26,000, 34.21%); Marc Holliday ($26,000, 34.21%); Andrew Mathias ($19,200, 25.26%); and Andrew S. Levine ($4,800, 6.32%). On April 20, 2004, Mr. Holliday was our President and Mr. Levine did not hold the title of chief legal officer.

On June 22, 2004, the members of SLG Founders agreed to dissolve SLG Founders and caused SLG Founders to distribute the Founders Shares to its members in proportion to their respective interests (i.e., SLGOP (62% interest, or 310,000 Founders Shares) and Graybar (38% interest, or 190,000 Founders Shares (the “Graybar Shares”))).  In addition, on June 22, 2004, the members of Graybar agreed to dissolve Graybar and caused Graybar to distribute the Graybar Shares to its members in proportion to their respective interests in Graybar.  As a result of the distribution, Stephen L. Green received 65,000 of the Graybar Shares, Marc Holliday received 65,000 of the Graybar Shares, Andrew Mathias received 48,000 of the Graybar Shares, and Andrew S. Levine received 12,000 of the Graybar Shares. The shares distributed to SLGOP are still held by SLGOP.

We did not record any compensation expense relating to the Graybar Shares owned by the Graybar Members because the Graybar Shares were not issued as a form of compensation, but rather were indirectly acquired by the Graybar Members at fair value based on the Initial Value.

Note 14 — Stockholders’ Equity

2003, 2005, and 2006 Long-Term Outperformance Compensation Program, pages 74 and 75

8.                                       We note that you recorded $650,000 during each of the years ended December 31, 2006, 2005, and 2004 related to the 2003 Long-Term Outperformance Compensation Program award.  We also note that you recorded approximately $2.0 million and $0.3 million of compensation expense during the year ended December 31, 2006 and 2005, respectively, in connection with the 2005 Outperformance Plan and $1.1 million in 2006 in connection with the 2006 Outperformance Plan.  Please tell us how you valued the awards and determined the appropriate amount of compensation expense to recognize.  Please address the following items for each program in your response:

•                                          The valuation method used and tell us the basis for each of the assumptions used to value the restricted shares or the LTIP units

•                                          Any discounts applied and a detailed explanation for these discounts (i.e., liquidity discounts, tax discounts, etc.)

•              A description of the restrictions on the transfer of the LTIP units and the restricted stock

Response:

We accounted for our 2003 Long-Term Outperformance Compensation Program, 2005 Outperformance Plan, and 2006 Outperformance Plan (collectively, referred to as the “LTIP Plans”) based on the fair value method as prescribed in SFAS 123, “Accounting for Stock-Based Compensation,” and SFAS 123(R), “Share-Based Payment”.  The awards vest only if a specified “total shareholder return” (e.g., change in share price plus dividends paid on the shares) is achieved (“target stock price” awards under SFAS 123 or awards with “market conditions” under SFAS 123(R)).

We engaged a third party appraiser (the “Appraiser”), to perform an independent valuation of the LTIP Plans.  The income approach, which is based on the premise that the value of any security is equal to the present value of the future economic income to be received over the economic life of the security, was utilized to value the expected future cash flows that are expected to be generated during the life of LTIP Plans.  More specifically, a probabilistic valuation approach using the Monte Carlo method, a simulation exercise designed to arrive at the value of some variable such as the expected value of the OPP Award on the Grant Date, was employed after giving consideration to the uncertainty and variability of the current value of the 2005 OPP Plan.  Finally, the market approach was applied by using the market price of our common stock in modeling out the simulation process.

The key assumptions used to value the LTIP Plans were as follows:

•                  Cost of equity ranging from 8.0% to 9.0%.  Cost of equity is defined as the calculated expected return on the Company’s stock price;

•                  Discount rate ranging from 27.5% to 30%.  The discount rate was used to arrive at the present value of the awards as of the Grant Date;

•                  Forfeitures ranging from 36.0% to 41.8%.  Forfeitures represent the percentage of awards that are expected to be forfeited at the time of termination;

•                  Volatility ranging from 15% to 20%.  Volatility represents the standard deviation of the Company’s historical returns.

Forfeitures were estimated by the Appraiser based on a combination of historical turnover and tenure and expected turnover and tenure of our senior management using a Monte Carlo simulation.  Such estimate is adjusted at each reporting period as actual forfeitures differ from our original estimate so that compensation cost is recognized only for those awards that actually vest.

There were no liquidity, tax, transfer restrictions or other discounts applied to the valuation of the awards.

Pursuant to the award agreements, none of the LTIP Units shall be sold, assigned, transferred, pledged, hypothecated, given away or in any other manner disposed of, encumbered, whether voluntarily or by operation of law (each such action a “Transfer”), or redeemed in accordance with the Partnership Agreement (the “Partnership Agreement”) of SLGOP (a) prior to vesting, (b) for a period of two years beginning on the date of grant specified other than in connection with a Change of Control (as defined in the award agreement), or (c) unless such Transfer is in accordance with applicable securities laws and the applicable terms and conditions of the Partnership Agreement; provided that, upon the approval of, and subject to the terms and conditions specified by our Compensation Committee, unvested LTIP Units that have been held for a period of at least two years beginning on the date of grant specified may be Transferred to the grantee’s Family Members (as defined in the award agreement), provided that the transferee agrees in writing with us and  SLGOP to be bound by all of the terms and conditions of the award agreement. Pursuant to the 2003 Long-Term Outperformance Compensation Program, the shares of restricted stock issued thereunder may not be transferred prior to vesting.

Since the LTIP Plans are subject to market conditions and service conditions (i.e., the employees must be employed by us at the time the awards vest) we recognize compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the awards as if the awards were, in-substance, multiple awards (graded vesting attribution method) pursuant to paragraph 42 of SFAS 123R.

9.                                       Please tell us how you considered the awards earned under your long-term outperformance compensation programs in your EPS calculations.

Response:

Compensation expense associated with the awards is included in net income (i.e., the numerator).  Since the awards have not vested and are not outstanding, they have not been included in the basic weighted average share calculation.  For purposes of computing diluted EPS, we considered the unvested shares as potential shares of common stock and calculated the dilutive effect by application of the treasury stock method.

Note 20 — Segment Information, page 80

10.                                 You disclose that you have two reportable segments, office real estate and structured finance investments.  You also disclose throughout your filing and specifically on page 19 that your portfolio also includes 8 retail properties and 1 development property.  In this regard, it appears that you have aggregated these properties with your office real estate segment.  Please tell us how you determined that it was appropriate to aggregate these properties with your office real estate segment.  It appears that the retail properties and development property would not meet the quantitative thresholds in paragraph 18 of SFAS 131; however, based on EITF 04-10 it is not clear to us that it is appropriate to include these properties with your office real estate segment rather than in a separate “all other” segment.  Please explain.

Response:

We utilize a standard underwriting model for all our real estate investments. We do not differentiate between, office, retail and development properties. We operate these investments the same way. We monitor these investments the same way. We do not differentiate between the types of properties when it comes to refinancing and sale decisions. All these assets have similar economic characteristics. The chief operating decision maker for all these assets is the chief financial officer of the company. A significant percentage of our office buildings contain a retail component comprising the basement, ground floor and 2nd floor but such amounts aggregate to less than 10%. Based on this, we concluded that all our real estate investments should be aggregated within one segment, namely real estate.

8-K dated January 25, 2007

General

11.                                 You disclose that you have included $35.7 million of debt assumption fees, insurance, financing, and other costs in the purchase price of Reckson.  Please provide us with a breakout of these costs and tell us how you determined that these were direct costs of the acquisition.  For reference, please see SAB Topic 2A6.

Response:

The breakout of the costs are as follows (in millions):

•Transfer taxes	$10.8
•Debt assumption costs (defeasance)	4.7
•Other	3.1
•Bridge loan finance costs	7.2
•New mortgage loan finance costs	9.9

Total cost	$35.7

The transfer taxes related to the transfer of the ownership of the assets acquired, the defeasance costs were incurred because of our need to acquire an asset unencumbered, other represents primarily title insurance which was obtained in connection with the acquisition of the real estate and the bridge and mortgage finance costs were incurred as part of our new financing that was put in place in order to close the acquisition of Reckson. The costs associated with the bridge loan and new mortgages were recorded as deferred financing costs. The other costs were recorded as direct costs of the acquisition.

12.                                 We also note that you have included payment of LTIP and payments relating to non-cash compensation in the purchase price.  Please provide us with more details regarding these payments (i.e., to whom the payments were made and the arrangements that the payments were pursuant to) and how you determined that these payments should be considered direct costs of the acquisition rather than as compensation expense.

Response:

In accordance with the existing contractual arrangements reached between Reckson and certain of its executive officers, the final payments due under the Reckson Associates Realty Corp. LTIP Plan were recorded and expensed by Reckson Operating Partnership, L.P. as of the completion of the Merger. These payments were made to LTIP unitholders, the majority of which were held by Messrs. Scott Rechler, Michael Maturo, and Jason Barnett, as the Board of Directors of Reckson Associates Realty Corp, determined that all such awards were earned at the time of the Merger.

As the pro-forma balance sheet was prepared as of December 31, 2006, it was necessary to reflect the impact the recognition of these awards would have on the post acquisition financial position of our Company.  In essence as of the day we acquired Reckson these awards had already been earned by virtue of Reckson completing the Merger and meeting certain thresholds as outlined in the employees’ existing agreements and as determined by the compensation committee of the Board of Directors of Reckson.

As we assumed all of Reckson’s liabilities after the merger, these payments effectively reduced the net assets of Reckson and had become an additional cost of the Merger.

13.                                 You disclose that you have included $66.5 million of employee and executive termination, severance, and other related costs in the purchase price of Reckson.  Please tell us how you determined that these costs should be included in the cost of the acquired enterprise in accordance with EITF 95-3.

Response:

Similar to our response in 12 above, the $66.5 million of employee and executive termination, severance and other related costs were expensed on Reckson Operating Partnership, L.P.’s books through the date of merger, January 25, 2007.  Since we assumed all liabilities of Reckson, these amounts became a direct cost of the acquisition.   The entirety of these costs were payable to executives that did not become employees of SL Green subsequent to the Merger.

Notes to Pro Forma Financial Information, page 7 & 8

14.                                 We note an adjustment to remove cash used to fund a portion of the merger proceeds.  Please tell us what consideration you gave to including an adjustment to eliminate historical interest income earned on that cash that was used to fund the merger.

Response:

The cash that was used to fund the merger was accumulated within a week of the merger which closed in January 2007. As such, there is no interest income on this cash in either the 2005 or the 2006 historical periods presented in the pro forma financial statements. Therefore, no adjustment was deemed necessary.

15.                                 We note that you included an adjustment for investment income expected to be earned on $215 million of new structured finance investments made to the Asset Purchasing Venture in conjunction with this acquisition and sale.  Please tell us what consideration you gave to the requirements in paragraph (b)(6) of Article 11-02 of Regulation S-X when you determined that it was appropriate to include this adjustment in your pro forma income statement.  Specifically, please address how this adjustment is factually supportable.

Response:

SL Green was contractually bound under the Merger Agreement and asset sale agreements to provide $215.0 million in loans to the asset purchasing venture. Those loans were funded at the closing which lends itself to the factually supportable presumption of Article 11-02 of S-X.

Exhibit 99.1:  Financial Statements of Reckson Operating Partnership, L.P. as of and for the year ended December 31, 2006

Note 6 — Commercial Real Estate Investments, page 15

16.                                 Reckson discloses that it accounts for its 25% non-managing member interest in the RAOC JV under the equity method of accounting.  Reckson also discloses that LPT REIT holds a 75% interest in the RAOC JV and that LPT REIT is wholly-owned by Reckson LPT.  Furthermore, based on the disclosure on page 16, Reckson LPT is managed by RAML, a wholly-owned subsidiary of Reckson who will act as the “Responsible Entity” of Reckson LPT.  The “Responsible Entity” will be managed by a six member board that includes three independent directors domiciled in Australia and three of Reckson’s executive officers.  In this regard, it appears that Reckson may control the RAOC through its 25% equity interest and its interests in RAML.  Please provide us with a detailed analysis of how Reckson determined that equity method accounting was appropriate rather than consolidation.  In your response, please tell us the rights granted to RAML under the management agreement between RAML and Reckson LPT and specifically tell us the termination provisions of the agreement.

Response:

Reckson has analyzed and determined that its 25% non-managing member interest in the RAOC JV should be accounted for under the equity method of accounting as follows.

Reckson first considered whether the RAOC JV entity was a variable interest entity under FIN 46(R) and concluded that RAOC JV is not a VIE, because (i) it has sufficient equity for the entity to carry on its principal operations without additional subordinate financial support from other parties, (ii) the members are able to make decisions about the entity’s activities, and (iii) the equity holders absorb the entity’s losses.

Reckson then analyzed the criteria as set forth in EITF 04-05 to consider whether it would be required to consolidate the RAOC JV. Under EITF 04-05, if limited partners have the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the sole general partner without cause, otherwise known as kick-out rights, then presumption of control by the managing member, and therefore consolidation, would be overcome and the general partner would not be required to consolidate the entity. In order to be deemed substantive, kick-out rights must have both of the following characteristics: (i) kick-out rights can be exercised by a simple majority and (ii) there are no significant barriers to the exercise of such rights.

Considering such criteria, Reckson, through RAML, manages the overall activities of the Reckson LPT and controls three out of the six member board of the “Responsible Entity;” the other three board members are controlled by independent directors from the Reckson LPT. Therefore, the Responsible Entity is jointly controlled by Reckson and Reckson LPT. However, the three independent directors must approve any contract that is entered into between Reckson and Reckson LPT. In addition, as part of the management agreement between RAML and Reckson LPT, RAML may be removed without cause as the Responsible Entity (and therefore cancel as well all the related management agreements) through a simple majority vote by the Reckson LPT members and without penalty to the members of the Reckson LPT. Therefore, the members of Reckson LPT are considered to have substantive kick-out rights under EITF 04-05.

As a result, Reckson concluded to account for its 25% non-managing membership interest in the RAOC JV under the equity method. In future fillings we will include the following additional disclosure on the RAOC JV:

“The members of Reckson LPT, through a simple majority vote and without cause shall have the right to replace RAML as the Reckson LPT’s “Responsible Entity” and thereby cancel the related management agreements. We have evaluated the impact of FIN 46 (R) on our accounting for the RAOC JV and have concluded that the RAOC JV is not a VIE. We have also evaluated, under EITF 04-05, and determined that members of Reckson LPT have substantive kick-out rights in removing RAML as the “Responsible Entity” of Reckson LPT. Accordingly, we account for our investment in the RAOC JV under the equity method of accounting.”

Note Receivable Investments, page 19

17.                                 Reckson discloses that it advanced $20 million on September 30, 2005 to entities that are controlled by Cappelli Enterprises under a junior mezzanine loan, and that the mezzanine loan was secured by a subordinate pledge of an indirect ownership interest in a 550,000 square foot office condominium in a Class A office tower located at 1166 Avenue of the Americas, New York, NY.  Also, on November 30, 2005 Reckson advanced an additional $5 million under the mezzanine loan.

Furthermore, in May 2005 Reckson acquired a 65% interest in an $85 million, 15-year loan secured by interests in the same property.  The loan is a participating loan; upon a capital event related to the indirect interest in the property that secures the loan, Reckson is entitled to participate in 30% of the net proceeds derived from such capital event.  It appears that Reckson holds several variable interests in this property; please tell us how you considered FIN 46(R) as it relates to these investments.

Response:

In May of 2005, Reckson acquired its 65% interest in the $85 million mezzanine loan (the “Loan”) secured by 1166 Avenue of the Americas (“Property”). At the time of the Loan the Property also had a first mortgage, 1325 Limited Partnership owned a 92% interests, Reckson owned an approximate 5% ownership interest and SL Green owned the remaining 3% interest in the entity which owns the Property.

The Loan was extended to the 1325 Limited Partnership, the entity that owns the 92% interest in the Property. After applying the $85 million non-voting mezzanine loan, the 1325 Limited Partnership was left with sufficient equity to operate without additional subordinate financial support from other parties. In addition, as part of the Loan agreement, upon a capital event, Reckson and SL Green are also entitled to participate in 30% of the net proceeds received from such capital event with the equity holders receiving the other 70% of proceeds. Lastly, the returns to the holders of the entity’s equity investment at risk are not capped.

In the fourth quarter of 2005, a wholly owned subsidiary of Reckson made an additional $25 million mezzanine loan to affiliates of 1166 Pledge Associates LLC (Cappelli Enterprises). This $25 million mezzanine loan is secured by Cappelli Enterprises 40% equity interest in 1325 Limited Partnership. This entity also was deemed to have sufficient equity. As a result, as of December 31, 2006, Reckson’s total loan investments which are secured by the Property were $80.25 million.

We have considered the provisions of FIN 46(R) in determining whether any variable interest entities exist as it relates to Reckson’s investments in the Property and have determined that at each level no variable interest entities are present, due to the fact that (i) each entity has sufficient equity to carry on its principal operations without additional subordinate financial support from other parties, (ii) the members are able to make decisions about the entity’s activities and (iii) the equity holders absorb the entity’s losses. This conclusion was based on the fact that at the Property level as well as at the borrower entity levels, sufficient amount of equity for the entity to carry on its principal operations was present. In addition, as part of Reckson’s right to participate in a capital event the returns to the holders of the entity’s equity investment at risk were not capped, as they too will participate in a capital event. Accordingly, the provisions of FIN 46 (R) paragraph 5(b)(3) are not violated.

Reckson therefore concluded not to consolidate the Property and has accounted for its loan investments in the Property as notes receivable. In future fillings we will include the following additional disclosure on the 1166 Avenue of the Americas investments:

“Upon a capital event related to the property, which secures the loan, we are entitled to participate in 30% of the net proceeds derived from such capital event, with the equity holders receiving the other 70% of proceeds. We have evaluated the impact of FIN 46 (R) on our accounting for our investments in the 1166 Avenue of the Americas and have concluded that the entities to which we have provided financing are not VIEs, since their equity is sufficient and the returns to the equity holders are not capped.”

Note 14 — Merger with SL Green Realty Corp., page 32

18.                                 We note that you and Reckson reached an agreement with the plaintiffs to settle the pending class action lawsuits relating to the SL Green Merger on December 6, 2006.  We also note that the settlement provides for certain contingent profit sharing participation for Reckson shareholders relating to specified assets and potential payments to Reckson shareholders of amounts relating to Reckson’s interest in contingent profit sharing participations in connection with the sale of certain long island industrial properties in a prior transaction.  Please provide us with more details and disclose in future filings the terms of the contingent payments and tell us how you intend to account for the payments, if any.

Response:

On December 6, 2006, the Company announced that it and Reckson had reached an agreement in principle with the plantiffs to settle the previously disclosed class action lawsuits relating to the SL Green Merger.  The Company disclosed this event in a Current Report on Form 8-K, which it filed with the Commission on December 6, 2006, and in its Annual Report on Form 10-K for the year ended December 31, 2006, which it filed with the Commission on February 28, 2007.  In its disclosure, the Company noted that the settlement remained subject to documentation and judicial review and approval and would provide, in part, (i) for certain contingent profit sharing participations for Reckson stockholders relating to specified assets and (ii) for potential payments to Reckson stockholders of amounts relating to Reckson’s interest in contingent profit sharing participations in connection with the sale of certain Long Island industrial properties in a prior transaction.

The Company supplementally advises the Staff that a settlement agreement (the “Settlement Agreement”) is currently being finalized with respect to the previously disclosed settlement as discussed above.  The profit sharing participations noted in clause (i) above relate to certain payments that Scott H. Rechler, Michael Maturo, Jason Barnett (collectively, the “Management Defendants”) and Marathon Real Estate Opportunity Fund (“MRE”), or their respective affiliates, may be required to make to the former Reckson stockholders upon the sale of certain assets currently owned by the Management Defendants and MRE.  These payments are direct obligations of the Management Defendants and MRE.  In addition, the profit sharing participations noted in clause (ii) relate to the 2005 settlement of derivative litigation against Reckson under the caption Sekuk Global Enters. Profit Sharing Plan v. Reckson Assoc. Realty Corp., et al., Civil No. 24-C-03-007496 (Cir. Ct. Md.) (the “2005 Settlement”).  Reckson filed the 2005 Settlement agreement in a Current Report on Form 8-K, which it filed with the Commission on April 4, 2005.  The 2005 Settlement provided for certain contingent profit sharing arrangements whereby certain members of the Rechler family (Donald, Gregg, Mitchell, Roger, and Scott Rechler) agreed that in the event entities affiliated with them engaged in the sale of certain subject Long Island industrial properties prior to September 2, 2009, then a specified Profit Percentage of the Net After Tax Profit each as defined in the 2005 Settlement) would be paid to Reckson.  Under the Settlement Agreement currently being finalized, the Company has agreed to assign any interests under the 2005 Settlement to an Administrator for distribution to Settlement Fund Beneficiaries (defined as all members of the settlement class who were beneficial owners of Reckson common stock on January 25, 2006).  As a result, the Company does not believe that it needs to describe the nature of these potential payments in future filings with the Commission as the Company is not obligated to make these payments to the former Reckson stockholders.

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Should you require additional information, or if you have questions about the content of this letter, please call me directly at 212-216-1678.

Very truly yours,

/S/ Gregory F. Hughes

Gregory F. Hughes
Chief Financial Officer

cc:           Jessica Barberich

cc:           Andrew S. Levine, Esq.

cc:           Larry P. Medvinsky, Esq.